QuickLinks -- Click here to rapidly navigate through this document

United States
Securities and Exchange Commission
Washington, DC 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Applied Microsystems Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
037935 10 3
(CUSIP Number)
December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / /      Rule 13d-1(b)

    / /      Rule 13d-1(c)

    /x/      Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting persons' initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  037935 10 3

(1)	Names of Reporting Persons I.R.S. Identification Nos. Of Persons (Entities Only).
Robert L. Deinhammer

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (see Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
U.S.A.

Number of Shares Beneficially Owned By Each Reporting Person With:		(5)	Sole Voting Power
17,500

		(6)	Shared Voting Power
576,494

		(7)	Sole Dispositive Power
17,500

		(8)	Shared Dispositive Power
576,494

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
593,994

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
8.5%

(12)	Type of Reporting Person (see Instructions)
IN

CUSIP No.  38348T107000

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Persons (Entities Only).
Robert L. and Annie M. Deinhammer Family Trust

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (see Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
California

Number of Shares Beneficially Owned By Each Reporting Person With:		(5)	Sole Voting Power
0

		(6)	Shared Voting Power
576,494

		(7)	Sole Dispositive Power
0

		(8)	Shared Dispositive Power
576,494

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
593,994

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
8.5%

(12)	Type of Reporting Person (see Instructions)
OO

Item 1(a)	Name of Issuer:
Applied Microsystems Corporation

Item 1(b)	Address of Issuer's principal executive offices:
5020 148th Avenue N.E. Redmond, Washington 98052

Item 2(a)	Name of person filing:
Robert L. Deinhammer Robert L. and Annie M. Deinhammer Family Trust

Item 2(b)	Address of principal business office or, if none, residence:
21 Comistas Court Walnut Creek, CA 94598

Item 2(c)	Citizenship:
	Robert L. Deinhammer	United States
	Robert L. and Annie M. Deinhammer Family Trust	California

Item 2(d)	Title of class of securities: Common Stock

Item 2(e)	CUSIP No.: 037935 10 3

Item 3.	If this statement is filed pursuant to § 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
See rows 5 through 11 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
NOT APPLICABLE

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.
NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.
NOT APPLICABLE

Item 10.	Certifications.
NOT APPLICABLE

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/3/01
/s/ ROBERT L. DEINHAMMER Robert L. Deinhammer

Exhibit Index

Exhibit	Description
99.1	Statement pursuant to Rule 13d-1(k)(1)(iii), filed herewith

QuickLinks

SIGNATURE
Exhibit Index